EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net Income	$3.1	$2.5	$15.5	$13.4
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,060	13,985	14,051	13,976
Dilutive Effect of Stock Options and Restricted Stock (000’s)	7	6	6	6
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,067	13,991	14,057	13,982
Earnings Per Share – Basic and Diluted	$0.23	$0.18	$1.11	$0.96